The Hain Celestial Group, Inc.

58 S. Service Road

Suite 250

Melville, NY 11747

January 30, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Karl Hiller
Branch Chief

RE:	The Hain Celestial Group, Inc.
Form 10-K for Fiscal Year ended June 30, 2011
Filed August 29, 2011
File No. 0-22818

Dear Mr. Hiller:

In your letter dated January 13, 2012 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for Fiscal Year ended June 30, 2011 within ten business days or advise you when we would provide a response.

During our conversation with John Cannarella on January 27, 2012, we advised him that due to timing constraints on our internal finance and legal personnel caused in part by our release of quarterly earnings results on February 1st and the Form 10-Q due on February 9th, we would like to request an extension of time to provide a response. Accordingly, we respectfully request an extension until Friday, February 17, 2012 to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (631) 730-2205.

Very truly yours,

The Hain Celestial Group, Inc.

/s/ Ira J Lamel

Ira J. Lamel

Executive Vice President and Chief Financial Officer

cc:	John Cannarella, Securities and Exchange Commission